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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             -----------------

                             SCHEDULE 14D-9/A*
                             (AMENDMENT NO. 11)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ASARCO INCORPORATED
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

*Relates to offer by Phelps Dodge Corporation

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     This Amendment No. 11 to the Solicitation/Recommendation Statement on
Schedule 14D-9 of ASARCO, originally filed with the Securities and Exchange Commission (the "Commission") on September 9, 1999, as amended (the "Schedule 14D-9"), relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), filed with the Commission on September 3, 1999, as amended, which incorporates the prospectus of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999, Amendment No. 2 thereto filed with the Commission on September 2, 1999 and Post-Effective Amendment Nos. 1 and 2 thereto filed with the Commission on September 22, 1999 and October 7, 1999, respectively. Defined terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the
Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

      Item 2 is hereby amended by adding the following:

      On Monday morning, October 25, 1999, ASARCO paid Phelps Dodge the $30 million termination fee required by the Phelps Dodge Merger Agreement and terminated the Phelps Dodge Merger Agreement in accordance with its terms. A copy of the Notice of Termination delivered by ASARCO to Phelps Dodge on Monday, October 25, 1999 is attached hereto as Exhibit 37 and is incorporated herein by reference. Simultaneously with such termination ASARCO entered into an Agreement and Plan of Merger, dated as of October 25, 1999 (the "Grupo Mexico Merger Agreement"), among ASARCO, Grupo Mexico, S.A. de C.V., a Mexican corporation ("Grupo Mexico"), and ASMEX Corporation, a Delaware corporation and wholly owned subsidiary of Grupo Mexico ("ASMEX"), providing for, among other things, the acquisition of all of the outstanding shares of ASARCO Common Stock at $29.75 per share in cash pursuant to a tender offer (the "Grupo Mexico $29.75 Per Share Offer") to be followed by a merger (the "Grupo Mexico Merger") in which all shares not purchased in the tender offer will be acquired by Grupo Mexico at the same price per share paid in the tender offer.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Subsection (a) of Item 4 is hereby amended by substituting the following:

      AS MORE FULLY DESCRIBED BELOW, THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ASARCO REJECT THE PHELPS DODGE OFFER AND NOT TENDER THEIR SHARES IN THAT OFFER.

      Subsection (b) of Item 4 is hereby amended by adding the following:

      Late in the afternoon on Friday, October 22, 1999, Mr. Douglas C. Yearley, Chairman of the Board and Chief Executive Officer of Phelps Dodge, telephoned Mr. Francis R. McAllister, Chairman of the Board and Chief Executive Officer of ASARCO, to notify him that Phelps Dodge would not be increasing the price terms set forth in the Phelps Dodge Merger Agreement. Mr. Yearley and Mr. McAllister agreed that ASARCO would wire transfer the $30 million termination fee required to be paid under the Phelps Dodge Merger Agreement early Monday morning, October 25, 1999, at which time the Phelps Dodge Merger Agreement would be terminated in accordance with its terms.

      In the morning on Saturday, October 23, 1999, the ASARCO Board of Directors met to consider the terms and conditions of the proposed transaction between ASARCO and Grupo Mexico set forth in the form of Grupo Mexico Merger Agreement presented to the Board. Following discussion with the ASARCO management and its financial and legal advisors, the Board of Directors (i) determined that the Grupo Mexico Merger Agreement and the transactions contemplated thereby, including the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger, are fair to and in the best interests of the holders of ASARCO Common Stock, (ii) approved and adopted the Grupo Mexico Merger Agreement and the transactions contemplated thereby, including for purposes of Article 10 of ASARCO's Restated Certificate of Incorporation and the New Jersey Business Corporation Act, and (iii) recommends that the shareholders of ASARCO accept the Grupo Mexico $29.75 Per Share Offer and tender their shares in that offer, subject in each case to the termination of the Phelps Dodge Merger Agreement in accordance with its terms. As a result of these determinations, the ASARCO Board authorized management to pay Phelps Dodge on Monday morning, October 25, 1999, the $30 million termination fee required pursuant to the Phelps Dodge Merger Agreement and to terminate the Phelps Dodge Merger Agreement. Simultaneously with such termination, the Board authorized ASARCO to execute and deliver the Grupo Mexico Merger Agreement.

      On Monday morning, October 25, 1999, ASARCO and Grupo Mexico signed the Grupo Mexico Merger Agreement and ASARCO issued a press release announcing their transaction.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 37. Notice of Termination delivered by ASARCO to Phelps Dodge on
            Monday, October 25, 1999


                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ASARCO INCORPORATED


                                    By /s/ Francis R. McAllister
                                       -----------------------------
                                       Name:  Francis R. McAllister
                                       Title: Chairman and
                                              Chief Executive Officer


Dated:  October 25, 1999

                               EXHIBIT INDEX


Exhibit 37. Notice of Termination delivered by ASARCO to Phelps Dodge on
            Monday, October 25, 1999